SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                            FIRST COMMONWEALTH, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    319983102
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                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 March 16, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.   319983102
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2) Check the Appropriate Box if a Member of a Group (See Instructions):

               (a) Not
               (b) Applicable
________________________________________________________________________________
3) SEC Use Only
________________________________________________________________________________
4) Source of Funds (See Instructions): WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable
________________________________________________________________________________
6) Citizenship or Place of Organization: United States
________________________________________________________________________________
     Number of                               7) Sole Voting Power:    251,300*
                                             -----------------------------------
     Shares Beneficially                     8) Shared Voting Power:
     Owned by                                -----------------------------------
     Each Reporting                          9) Sole Dispositive Power:251,300*
                                             -----------------------------------
     Person With:                           10) Shared Dispositive Power:
                                            ------------------------------------
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person: 251,300*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable
________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11): 6.9%*
________________________________________________________________________________
14) Type of Reporting Person (See Instructions): IA
________________________________________________________________________________
* 83,700 shares (2.3%) of First Commonwealth, Inc. common stock (the "Common Stock") are owned by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"). 167,600 shares (4.6%) of the Common Stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). Stephen Feinberg possesses sole voting and investment control over all shares of the Common Stock owned by Cerberus and International. See Item 5 for further information.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of First Commonwealth, Inc. (the "Company"), whose principal executive offices are located at 444 North Wells Street, Suite 600, Chicago, Illinois 60610.

Item 2.   Identity and Background.

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P. ("Cerberus"), and (ii) the investment manager for Cerberus International, Ltd. ("International"). Cerberus and International are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          All funds used to purchase shares of the Common Stock of the Company on behalf of Cerberus and International come directly from the assets of Cerberus and International, respectively. The aggregate amount of funds used in making the purchases reported on this Schedule 13D was approximately $3,078,425.

Item 4.   Purpose of  Transaction.

          The acquisition of the shares of Common Stock referred to in Item 5 is for investment purposes on behalf of Cerberus and International, respectively, and Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, as of October 31, 1998 there were issued and outstanding 3,646,525 shares of the Common Stock. As of March 16, 1999, Cerberus owned 83,700 shares of the Common Stock, or 2.3% of the outstanding, and International owned 167,600 shares of the Common Stock, or 4.6% of the outstanding. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of Common Stock of the Company owned by each of Cerberus and International.

          During the past sixty days, the only transactions in securities of the Company by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the March 16, 1999 purchases of 83,700 and 167,600 shares of Common Stock by Cerberus and International, respectively, in ordinary brokerage transactions at a purchase price of $12.25 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            March 25, 1999


                                            /s/   Stephen    Feinberg
                                            _____________________________
                                            Stephen Feinberg,  in  his  capacity
                                            as the managing member of   Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            Cerberus International, Ltd.



           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).